UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

INDUSTRIAS BACHOCO, S.A.B. DE C.V.

(Name of Issuer)

Series B Shares, without par value*
(Title of Class of Securities)

MX01BA1D0003
(CUSIP Number of Class of Securities)

* The Series B Shares are listed on the Mexican Stock Exchange and the ISIN identifier is MX01BA1D0003

American Depositary Shares, each representing twelve Series B Shares
(Title of Class of Securities)

456463108**
(CUSIP Number of Class of Securities)

Gustavo Rodríguez Aradillas

Attorney-in-fact

Edificio del Noroeste, S.A. de C.V.

Bosque de Alisos 47-A 1er Piso A2-11

Bosques de las Lomas 05120, Ciudad de México

Tel. +52 (55)1105-1305

grodriguez@roblesmiaja.com.mx

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Edificio del Noroeste, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 145,369,051
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 145,369,051
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,369,051
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒[1]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%[2]
14	TYPE OF REPORTING PERSON CO

[1]	As described below, the Reporting Person, together with its affiliates and related parties, directly or indirectly own an aggregate of 584,869,051 Series B Shares (including in the form of American Depositary Shares), representing approximately 97.6% of Shares outstanding.
[2]	The calculation of this percentage is based on an aggregate of 599,380,457 Series B Shares (including in the form of American Depositary Shares) outstanding as of March 10, 2023.

Explanatory Note

This Statement on Schedule 13D is being filed by Edificio del Noroeste, S.A. de C.V., a private corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States (the “Reporting Person”), with respect to the Series B shares, without par value (the “Series B Shares”), of Industrias Bachoco, S.A.B. de C.V., a publicly-held corporation (sociedad anónima bursátil de capital variable) organized under the laws of United Mexican States (the “Issuer”) and American Depositary Shares (each of which represents twelve Series B Shares) of the Issuer (the “ADSs,” and together with the Series B Shares, the “Shares”). As further described in the Offer to Purchase, dated October 6, 2022 (the “Offer to Purchase”) and filed by the Reporting Person on combined Schedule TO and Schedule 13E-3 with the United States Securities and Exchange Commission (the “SEC”) on October 6, 2022 (the “Schedule TO”), the Reporting Person made an offer to purchase any and all issued and outstanding Series B Shares held by U.S. holders and ADSs held by holders, wherever located, in each case pursuant to the terms and conditions of the Offer to Purchase (the “Offer”). The Offer to Purchase is included as Exhibit 1 to this Schedule 13D, incorporated by reference to Exhibit (a)(i) to the Schedule TO. The results of the Offer, which expired at 5:00 p.m. on November 4, 2022, were reported by Amendment No. 1 to the Schedule TO and Amendment No. 2 to the Schedule TO filed with the SEC on November 7, 2022 and November 9, 2022, respectively.

Following consummation of the Offer and prior to the Transactions, the Reporting Person acquired, on the Bolsa Mexicana de Valores, S.A.B. de C.V., S.A.B. de C.V., (i) on November 14, 2022, 58,163 Series B Shares for MX$81.440, representing 0.010% of the Issuer’s Shares, (ii) on December 1, 2022, 7,635 Series B Shares for MX$81.660, representing 0.001% of the Issuer’s Shares, (iii) on December 2, 2022, 15,861 Series B Shares for MX$81.637 representing 0.003% of the Issuer’s Shares, (iv) on December 5, 2022, 230 Series B Shares for MX$81.657, representing 0.000% of the Issuer’s Shares, (v) on December 6, 2022, 5,752 Series B Shares for MX$81.660, representing 0.001% of the Issuer’s Shares, (vi) on December 7, 2022, 116,930 Series B Shares for MX$81.658, representing 0.020% of the Issuer’s Shares, (vii) from December 8, 2022 through until February 23, 2023, an aggregate of 1,091,979 Series B Shares for MX$81.660, representing, in the aggregate, 0.181% of the Issuer’s Shares, (viii) on February 24, 2022, 88,396 Series B Shares for MX$81.662, representing 0.015% of the Issuer’s Shares, (ix) from February 27, 2023 through until March 3, 2023, an aggregate of 139,700 Series B Shares for MX$81.660, representing 0.023% of the Issuer’s Shares, (x) on March 6, 2023, 15 Series B Shares for MX$81.793, representing 0.000% of the Issuer’s Shares, (xi) from March 7, 2023 through until March 9, 2023, an aggregate of 29,095 Series B Shares for MX$81.660, representing 0.005% of the Issuer’s Shares.

On March 10, 2023, March 13, 2023, March 14, 2023, March 15, 2023, March 16, 2023 and March 17, 2023, the Reporting Person acquired, on the Bolsa Mexicana de Valores, S.A.B. de C.V., S.A.B. de C.V., through transactions individually executed with Grupo Bursátil Mexicano, S.A. de C.V., Casa de Bolsa, in its capacity as intermediary, 48,078,147, 1,105,855, 385,998, 335,557, 213, and 7,309,109 Series B Shares, respectively that, in the aggregate, represent 9.546% of the Issuer’s Shares (the “Transactions”).

Item 1.	Security and Issuer

This Schedule 13D relates to Series B Shares, including in the form of ADSs, of the Issuer. The principal executive office of the issuer is located at Avenida Tecnológico 401, Ciudad Industrial, zip code 38010, Celaya, State of Guanajuato, Mexico.

Item 2.	Identity and Background

This Schedule 13D is being filed by Edificio del Noroeste, S.A. de C.V., a private corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States.

Item 2(a) – (c). The information set forth in the Offer to Purchase under the following headings is incorporated by reference herein: “The U.S. Offer – Section 8. Certain Information Concerning Purchaser and the Robinson Bours Family” and “Schedule A. Information About the Directors and Executive Officers of Purchaser and Each Person Controlling Purchaser”.

Item 2(d) – (e). During the last five years, none of the people identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f). The information set forth in the Offer to Purchase under the following headings is incorporated by reference herein: “The U.S. Offer – Section 8. Certain Information Concerning Purchaser and the Robinson Bours Family” and “Schedule A. Information About the Directors and Executive Officers of Purchaser and Each Person Controlling Purchaser”.

Item 3.	Source and Amount of Funds or other Consideration

The information set forth in the Offer to Purchase under the following headings is incorporated by reference herein: “The U.S. Offer – Section 9. Source and Amount of Funds”.

The Reporting Person has funded its acquisition of Shares since completion of the Offer through an existing credit facility.

Item 4.	Purpose of Transaction

The information set forth in the Offer to Purchase under the following headings is incorporated by reference herein: “Summary Term Sheet,” “Special Factors – Section 1. Background” “Special Factors – Section 1. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer”.

Except as disclosed in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D. The Reporting Person may in the future acquire Shares or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of the Shares owned by the Reporting Person in one or more transactions and may consider and explore one or more corporate transactions involving the Issuer. The Reporting Person reserves the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D, to the extent deemed advisable by the Reporting Person. The Reporting Person continuously analyzes investment opportunities and adjusts its allocations of capital, which results in many of the considered transactions not proceeding beyond the evaluation stage.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Immediately following consummation of the Transactions, the Reporting Person beneficially owns 138,059,729 Series B Shares, including in the form of ADSs, representing 23.0% of the Issuer’s Shares outstanding.

Certain affiliates of the Reporting Person own an aggregate of 439,500,000 Series B Shares , representing 73% of the Issuer’s Shares outstanding through two Mexican trusts: a Control Trust, which owns 312,000,000 Series B Shares, representing approximately 52% of the Issuer’s Shares outstanding and an Underwriting Trust, which owns 127,500,000 Series B Shares, representing approximately 21% of the Issuer’s Shares outstanding.

(c) In addition to the Transactions, which were effected at MX$91.955 per Series B Share on March 10, 2023, MX$91.997 per Series B Share on March 13, 2023, MX$91.990 per Series B Share on March 14, 2023 and MX$92.000 per Series B Share on March 15, 2023, March 16, 2023 and March 17, 2023, the Reporting Person made the following acquisitions, on the Bolsa Mexicana de Valores, S.A.B. de C.V., S.A.B. de C.V.:

Date	Number of Series B Shares	Number of Series B Shares as a Percentage of the Issuer’s Shares	Price Per Series B Share
November 14, 2022	58,163	0.010%	MX$81.440
December 1, 2022	7,635	0.001%	MX$81.660
December 2, 2022	15,861	0.003%	MX$81.637
December 5, 2022	230	0.000%	MX$81.657
December 6, 2022	5,752	0.001%	MX$81.660
December 7, 2022	116,930	0.020%	MX$81.658
December 8, 2022	5,757	0.001%	MX$81.660
December 9, 2022	3	0.000%	MX$81.660
December 13, 2022	66,413	0.011%	MX$81.660
December 14, 2022	70,533	0.012%	MX$81.660
December 15, 2022	11	0.000%	MX$81.660
December 21, 2022	20,061	0.003%	MX$81.660
December 22, 2022	123,439	0.021%	MX$81.660
December 23, 2022	4,965	0.001%	MX$81.660
December 28, 2022	2,902	0.000%	MX$81.660
December 29, 2022	102,629	0.017%	MX$81.660
January 5, 2023	19,780	0.003%	MX$81.660
January 6, 2023	128,491	0.021%	MX$81.660
January 10, 2023	59,361	0.010%	MX$81.660
January 16, 2023	8,639	0.001%	MX$81.660
January 17, 2023	4,800	0.001%	MX$81.660
January 18, 2023	4,152	0.001%	MX$81.660
January 19, 2023	4,712	0.001%	MX$81.660
January 30, 2023	29,000	0.005%	MX$81.660
February 2, 2023	62,450	0.010%	MX$81.660
February 3, 2023	51,620	0.009%	MX$81.660

February 7, 2023	142,168	0.024%	MX$81.660
February 8, 2023	7,074	0.001%	MX$81.660
February 9, 2023	19,861	0.003%	MX$81.660
February 10, 2023	112,928	0.019%	MX$81.660
February 13, 2023	6,427	0.001%	MX$81.660
February 22, 2023	120	0.001%	MX$81.660
February 23, 2023	28,417	0.005%	MX$81.660
February 24, 2022	88,396	0.015%	MX$81.662
February 27, 2023	1	0.000%	MX$81.660
February 28, 2023	30,338	0.005%	MX$81.660
March 1, 2023	80,354	0.013%	MX$81.660
March 3, 2023	29,007	0.005%	MX$81.660
March 6, 2023	15	0.000%	MX$81.793
March 7, 2023	35	0.000%	MX$81.660
March 8, 2023	28,736	0.005%	MX$81.660
March 9, 2023	324	0.000%	MX$81.660

(d) To the best of the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Shares deemed beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in the Explanatory Statement to this Schedule 13D is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 Offer to Purchase, dated October 6, 2022 (incorporated by reference to Exhibit (a)(i) to the combined Schedule TO and Schedule 13E-3 filed by the Reporting Person with the United States Securities and Exchange Commission on October 6, 2022)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2023	EDIFICIO DEL NOROESTE, S.A. DE C.V..

	By:	/s/ Armando Ramos
Name: Armando Ramos
Title: Authorized Signatory